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19007993

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Scuteri (646) 943-5463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Donato J. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone & Company, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

FAHIMA BEGUM
Notary Public - State of New York
NO. 01BE6350078
Qualified in New York County
My Commission Expires Oct 31, 2020

02.22.19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cuttone&company

CUTTONE & COMPANY, LLC

Financial Statements

December 31, 2018

(Filed Pursuant to Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934)

CONFIDENTIAL TREATMENT REQUESTED

CUTTONE & COMPANY, LLC

Table of Contents
December 31, 2018

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cuttone & Company, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cuttone & Company, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cuttone & Company, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cuttone & Company, LLC's management. Our responsibility is to express an opinion on Cuttone & Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cuttone & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of Cuttone & Company, LLC's financial statements. The supplemental information is the responsibility of Cuttone & Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 and 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Cuttone & Company, LLC's auditor since 2005.
New York, New York
February 28, 2019

PrimeGlobal | An Association of Independent Accounting Firms

CUTTONE & COMPANY, LLC

Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 659,760
Receivables from clearing brokers	511,517
Receivables from other brokers	470,732
Deposit accounts with clearing brokers	253,319
Investment - at cost, not readily marketable	50,000
Receivables from related parties	145,463
Other assets	81,391
	$ 2,172,182
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 883,414
Commissions payable	324,518
	1,207,932
Member's Equity	964,250
	$ 2,172,182

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, LLC

Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Commissions (including $1,054,522 from net trading transactions)	$ 9,244,769
Investment banking	2,922,513
Gains from principal transactions	13,288
Interest and dividends	429
Other revenues	460,700
	12,641,699
Expenses	
Employee compensation and benefits	3,879,561
Investment banking	2,443,950
Clearance, brokerage, electronic and other charges	2,325,558
Commissions paid to other brokers	1,694,795
Regulatory and exchange dues and fees	261,458
Research and education	45,411
Professional, consulting, and technical support fees	650,974
Travel, entertainment, and promotion	396,616
Telephone	208,433
Insurance	419,579
Rent	123,921
Other expenses	358,132
Depreciation and amortization	3,515
	12,811,903
Net Loss	$ (170,204)

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance - January 1, 2018	$ 1,394,454
Net Loss	(170,204)
Distributions to members	(260,000)
Balance - December 31, 2018	$ 964,250

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net loss	$ (170,204)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	3,515
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Gains from principal transactions	13,288
Purchase of investment - at cost, not readily marketable	(50,000)
Deposit accounts with clearing brokers	597,704
Receivables from clearing brokers	298,630
Receivables from other brokers	(102,937)
Other assets	112,514
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	86,293
Commissions payable	(325,580)
Net Cash Provided by Operating Activities	463,223
Cash Flows from Financing Activities	
Advances to related parties	(45,691)
Distributions to members	(260,000)
Net Cash Used in Financing Activities	(305,691)
Net Increase in Cash	157,532
Cash - beginning of year	502,228
Cash - end of year	$ 659,760
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 1,959

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, LLC (the "Company") was organized on January 21, 2016 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Cuttone Holdings, LLC (the "Holding Company").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). The Company executes proprietary trading of securities for its own account.

The Company advises clients and earns fees related to investment banking services including placement agent and transaction fees.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** - The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b. ***Revenue Recognition*** – The Financial Accounting Standards Board ("FASB") recently issued ASU 2014-09, *Revenue from Contracts with Customers ("ASC 606"),* which supersedes accounting standards that currently exist under GAAP and provides a single revenue model to address revenue recognition to be applied by all companies. Under the new standard, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires companies to disclose additional information, including the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In July 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09, which is now effective for public business entities with annual reporting periods beginning after December 15, 2017, and interim reporting periods therein. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. The adoption of ASC 606 did not result in a change to the accounting for any of the Company's in scope revenue streams, as such no cumulative effect adjustment was recorded.

Revenues from contracts with customers includes commissions and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by US GAAP. The Company believes that its performance obligation is satisfied on the trade date because

that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Net trading transactions are attributable to securities purchased and sold by the Company simultaneously on behalf of customers. When the Company receives an order from a customer to buy a security, it purchases the security for its own account and then sells the security to the customer to satisfy the original order at a different price than the price at which the Company acquired the security.

Investment Banking fees are net of expenses arising from securities offered in which the Company acts as an advisor or placement agent and are recorded at the time the transaction is completed. At that time, the Company will earn the transaction or success fee. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company believes that the trade date or closing date of transaction is the appropriate point in time to recognize revenue for securities placement agent transactions. There are no significant actions which the Company needs to take subsequent to this date since the issuer obtains the control and benefit of the capital markets offering at that point. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2018, the Company had no contract liabilities.

Other revenue related to prime brokerage customers includes commissions as well as transaction charges. Billings to prime brokerage customers for transaction charges are based on usage and access fees and ticket fees, incurred by the Company from its clearing broker, with a markup and are included in other income on a gross basis. The Company believes that performance obligations are satisfied at the time of the transaction, and billings are for services already rendered.

Principal security transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities positions are recorded at fair value in accordance with US GAAP.

c. ***Commissions Expense*** - Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

d. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the term of the respective leases or the life of the improvement on a straight-line basis.

e. ***Income Taxes*** – The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The Holding Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Holding Company is a limited liability company electing to be treated as a

partnership for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

The Holding Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2018. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable and as a component of income tax expense.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by clearing brokers pursuant to clearance agreements.

As of December 31, 2018, the amount due from clearing and other brokers includes commissions earned and not paid out by the clearing brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from the clearing and other brokers at December 31, 2017 and 2018 consist of the following:

	2017	2018
Commissions earned and cash balances due from clearing brokers	$ 823,435	$ 511,517
Direct billing due from other brokers	367,795	470,732
	1,191,230	982,249
Deposit accounts with clearing brokers	851,023	253,319
	$ 2,042,253	$ 1,235,568

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

4 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2018 as follows:

Furniture and equipment	$	410,255
Leasehold improvements		302,900
		713,155
Less: Accumulated depreciation and amortization		713,155
	$	-

Depreciation and amortization expense on furniture, equipment, and leasehold improvements for the year ended December 31, 2018 amounted to $3,515.

5 - *RELATED PARTY TRANSACTIONS*

The Company advanced funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2018, the amount due from related parties was $145,463 and was included in other assets in the accompanying Statement of Financial Condition.

6 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for its office equipment. Leased office equipment is subject to a 48 month term lease expiring May 2019.

Future minimum lease payments under this operating lease at December 31, 2018 are as follows:

For the Year Ended December 31, 2019	$	1,875

Rent expense for the year ended December 31, 2018 was $123,921 for offices located in Florida and New Jersey which are leased on a month-to-month basis.

7 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2018, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $408,760.

8 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital, as defined, of $407,247 which was $307,247 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.97 to 1.

10 - OFF BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2019, the date these financial statements were available to be issued.

In February 2019, the Holding Company made a capital contribution of $800,000.

CUTTONE & COMPANY, LLC

Supplemental Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018 ***Schedule I***

COMPUTATION OF NET CAPITAL	
Total Member's Equity Qualified for Net Capital	$ 964,250
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Securities owned not readily marketable	50,000
Receivables from non-customers	24,233
Receivables from brokers non allowable	279,149
Other assets	203,621
	557,003
Net Capital	$ 407,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and other accrued expenses	$ 883,414
Commissions payable	324,518
Aggregate Indebtedness	$ 1,207,932
Minimum Net Capital Requirement - 6.67% of aggregate indebtedness	$ 80,529
Net Capital Requirement - under SEC Rule 15c3-1, greater of minimum net capital requirement or $100,000.	$ 100,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 307,247
Ratio of Aggregate Indebtedness to Net Capital	2.97 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

CUTTONE & COMPANY, LLC

Supplemental Information - Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2018 — ***Schedule II***

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December, 31, 2018 in accordance with Rule 15c3- 3(k)(2)(ii).